Exhibit 99.2

HELLENIC SOLUTIONS CORPORATION
(the “Company”)

PROXY STATEMENT

SPECIAL MEETING OF SHAREHOLDERS
Thursday, June 16, 2011
GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the board of directors of Hellenic Solutions Corporation for use at the special meeting of shareholders to be held on Thursday, June 16, 2011, at 12:00 p.m. (noon) local time, at the Company’s registered office at Stuarts Corporate Services Ltd., 4th Floor, 1 Cayman Financial Centre, 36A Dr. Roy's Drive, Grand Cayman KY1-1104, Cayman Islands, and at any adjournment or postponement thereof. We expect to first make this Proxy Statement available to shareholders on approximately June 2, 2011.

Our principal offices are located at 5, Ichous Str. – Galatsi, 111 46 Athens, Greece.

In this Proxy Statement, we refer to Hellenic Solutions Corporation as Hellenic, we, us or the Company.

Availability of Special Meeting Materials

We intend to mail this Proxy Statement and the attached Proxy Card on or about June 2, 2011 to all shareholders of record entitled to vote at the Special Meeting.

Who May Vote

Only holders of record of our Ordinary Shares at the close of business on May 24, 2011, or the Record Date, will be entitled to notice of, and to vote at, the Special Meeting. On the Record Date, 39,633,481 shares of Ordinary Shares were issued and outstanding. Each of our Ordinary Shares is entitled to one vote at the Special Meeting.

What Constitutes a Quorum

Shareholders may not take action at the Special Meeting unless there is a quorum present at the meeting. The presence, in person or by proxy, of a majority of the paid up voting capital of the Company as of the close of business on the Record Date constitutes a quorum. Abstentions and broker non-votes will count toward establishing a quorum. Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote the shares. An abstention occurs when a shareholder withholds such shareholder’s vote by checking the “abstain” box on the proxy card. Under the rules that govern brokers who are voting with respect to shares held in street name, brokers have the discretion to vote such shares on routine matters, including the ratification of appointment of our independent registered public accounting firm.

Vote Required

Proposal No. 1:  Under applicable law, if a quorum is present at the Special Meeting, the ratification of the actions of our Board at its meetings held on each of March 22, 2011 and April 29, 2011, including the removal of Messrs. Stavros and Moschopoulos, the reduction in size of the Board from five (5) members to three (3), and the continued directorship of Messrs. Clancy, Vassilikos, and Krikis, requires approval by ordinary resolution passed by a simple majority of the shareholders who attend and vote at the meeting in person or by proxy.

Proposal No. 2:  Under applicable law, if a quorum is present at the Special Meeting, the removal of Messrs. Stavros Ch. Mesazos and Mr. Konstantinos Moschopoulos from the Board requires approval by ordinary resolution passed by a simple majority of the shareholders who attend and vote at the meeting in person or by proxy.

Voting Process

Shares that are properly voted or for which proxy cards are properly executed and returned will be voted at the Special Meeting in accordance with the directions given or, in the absence of directions, will be voted “FOR”:

▪
Ratification of the actions of our Board at its meetings held on each of March 22, 2011 and April 29, 2011, including the removal of Messrs. Stavros and Moschopoulos, the reduction in size of the Board from five (5) members to three (3), and the continued directorship of Messrs. Joseph B. Clancy, Dimitrios K. Vassilikos, and Rizos P. Krikis.

▪	Removal of Messrs. Stavros Ch. Mesazos and Mr. Konstantinos Moschopoulos from the Board.

It is not expected that any other matters will be brought before the Special Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you are the record holder of your shares, meaning you appear as the shareholder of your shares on the records of our stock transfer agent, you may vote those shares via a proxy card for voting those shares included with the printed proxy materials. If you own shares in street name, meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you may instead receive a voting instruction form with this Proxy Statement that you may use to instruct your bank or brokerage firm how to vote your shares.

Voting by Mail

You can vote your shares by mail by filling out the proxy card enclosed herein and returning it per the instructions on the card. By signing and returning the proxy card according to the instructions provided, you are enabling the individuals named on the proxy card, known as “proxies,” to vote your shares at the Special Meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the Special Meeting.

Attendance and Voting at the Special Meeting

If you are the record holder of your shares, you may attend the Special Meeting and vote in person. You will be required to present a form of photo identification for admission to the Special Meeting. If you own your stock in street name, you may attend the Special Meeting in person provided that you present a form of photo identification and proof of ownership, such as a recent brokerage statement or a letter from a bank or broker, but in order to vote your shares at the Special Meeting you must obtain a “legal proxy” from the bank or brokerage firm that holds your shares. You should contact your bank or brokerage account representative to obtain a legal proxy.

Revocation

If you are the record holder of your shares, you may revoke a previously granted proxy at any time before the Special Meeting by delivering to the Chief Executive Officer of Hellenic Solutions Corporation a written notice of revocation or a duly executed proxy bearing a later date or by attending the Special Meeting and voting in person. Any shareholder owning shares in street name may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Special Meeting. Your personal attendance at the Special Meeting does not revoke your proxy. Your last vote, prior to or at the Special Meeting, is the vote that will be counted.

Solicitation of Proxies

We pay the cost of soliciting proxies for the Special Meeting. We solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send these proxy materials to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either personally or by telephone, facsimile or written or electronic mail. Our transfer agent, Olde Monmouth Stock Transfer Co., Inc. will assist in the solicitation of proxies. The transfer agent does not charge a separate fee for this service. We will reimburse the transfer agent for any expenses related to proxy solicitation. Shareholders are requested to return their proxies without delay.

PROPOSAL NO. 1
RATIFICATION OF BOARD MATTERS

On March 22, 2011, Messrs. Stavros Ch. Mesazos and Konstantinos Moschopoulos were removed from the Board due to their perceived contribution to the Company’s current financial difficulties, which removal was further ratified by the Board on April 29, 2011. As part of the change in Board composition, we reduced the size of the Board from five (5) members to three (3) and acknowledged the continued directorship of Messrs. Clancy, Vassilikos, and Krikis.  These various actions are to be ratified at the Special Meeting.

If the actions of our Board at its meetings held on each of March 22, 2011 and April 29, 2011, are ratified by our shareholders, our Board will continue to be composed solely of Messrs. Clancy, Vassilikos, and Krikis, who will each serve as directors until such time as they resign or are removed from office by ordinary resolution of the Company.

The Board has no reason to believe that any of the directors listed below will be unable to continue serving in that capacity. If, however, any director becomes unavailable, the proxies will have discretionary authority to vote for a substitute nominee. There are no family relationships among any of the directors or executive officers.

Unless authority to do so is withheld, the persons named as proxies will vote “FOR” the ratification of the actions of our Board at its meetings held on each of March 22, 2011 and April 29, 2011, including the removal of Messrs. Stavros and Moschopoulos, the reduction in size of the Board from five (5) members to three (3), and the continued directorship of Messrs. Clancy, Vassilikos, and Krikis.

The following table sets forth the name and age of each continuing director, the positions and offices held by each director with Hellenic and the period during which the director has served as a director of Hellenic.

Name	Age	Positions and Offices with Hellenic	Director Since
Director for ratification of Continuing Service at the Special Meeting:
Joseph B. Clancy	70	Director	2008
Dimitrios K. Vassilikos	44	Director; Chief Executive Officer	2010
Rizos P. Krikis	43	Director	2010

Current Directors

Background information on each of Mr. Clancy, Mr. Vassilikos, and Mr. Krikis, appears under “Corporate Governance — Our Board of Directors” beginning on page 5.

Vote Required and Board Recommendation

If a quorum is present and voting, the ratification of the actions of our Board at its meetings held on each of March 22, 2011 and April 29, 2011, including removal of Messrs. Stavros and Moschopoulos, the reduction in size of the Board from five (5) members to three (3), and the continued directorship of Messrs. Clancy, Vassilikos, and Krikis may be approved by ordinary resolution passed by a simple majority of the shareholders who attend and vote at the meeting in person or by proxy.

The Board unanimously recommends a vote “FOR” the ratification of the actions of our Board at its meetings held on each of March 22, 2011 and April 29, 2011, including the removal of Messrs. Stavros and Moschopoulos, the reduction in size of the Board from five (5) members to three (3), and the continued directorship of Messrs. Clancy, Vassilikos, and Krikis. The persons named as proxies will vote “FOR” ratification of the actions of our Board at its meetings held on each of March 22, 2011 and April 29, 2011, including the removal of Messrs. Stavros and Moschopoulos, the reduction in size of the Board from five (5) members to three (3), and the continued directorship of Messrs. Clancy, Vassilikos, and Krikis until such time as they resign or are removed from office by ordinary resolution of the Company.

CORPORATE GOVERNANCE

Our Board of Directors

The following is brief description of each Hellenic director whose term of office will continue after the Special Meeting:

Joseph B. Clancy was appointed as a member of our Board on February 29, 2008. Mr. Clancy also serves as the Manager of Aegean Earth S.A., the Company’s wholly-owned subsidiary, a position he has held since Aegean Earth S.A.’s inception in July 2007. Mr. Clancy is an experienced professional in both private equity and construction development. Since June 2006, he has served as one of the National Representatives of Access America Investments LLC (“AAI”) in Greece and Cyprus. From February 2003 to May 2006, he served as a consultant/advisor for Vibrant Capital Corporation in New York, where he oversaw the implementation of a life settlement acquisition program to secure a bond issued under the securities laws of Luxembourg and also implemented two private placement programs of investments in conjunction with that asset class. Mr. Clancy graduated with a B.Sc. from the United States Naval Academy in Annapolis, Maryland. He served as a Captain in the U.S. Marine Corps.

Dimitrios K. Vassilikos was appointed as our Chief Executive Officer and as a member of our Board on April 13, 2010. Prior thereto, since 2004, Mr. Vassilikos has been focused on facilitating private equity transactions for a number of companies, private individuals and wealth funds in the Middle East and the United States as an individual advisor. In 1999, he formed a broker dealer in the Athens market, Mega Trust AXEPEY and was the Responsible Party to the ATHEX Security Regulator. From 1996 to 1999, he headed all operations for trading and underwriting for Capital AXEPEY, and in 1996 took a seat on the Athens Stock Exchange. Mr. Vassilikos has twenty years experience in securities analysis, private equity and portfolio consulting. Mr. Vassilikos received a B.A. in Business Administration from the University of Macedonia in 1990.

Rizos P. Krikis was appointed as a member of our Board on June 15, 2010 and our Chief Financial Officer on February 29, 2008. He resigned from his position as Chief Financial Officer effective May 3, 2010. Prior thereto, Mr. Krikis served as the chief financial officer of Aegean Earth S.A. since 2007. From 2004 to 2007, Mr. Krikis was chief financial officer of Cosmotelco Telecommunications, or Cosmotelco, in Greece. Prior to Cosmotelco, Mr. Krikis was a senior manager for the Emporiki Private Equity and Venture Capital Fund, where he was responsible for the initial investment decision and ongoing monitoring of the fund’s portfolio investment. Mr. Krikis has a number of years of experience in the financial industry and has served in multiple capacities both in industry and private equity. Mr. Krikis also was a consultant from the Greek Trade Commission in New York. He graduated with both his Bachelor’s and Master’s degrees in Business Administration from Baruch College in New York, and is fluent in both English and Greek.

Board Committees

The Board intends to establish an Audit Committee and Compensation Committee in the near future.

Audit Committee.  The Audit Committee of our Board will consist of Messrs. Clancy and Krikis. Mr. Krikis will serve as the chairman of the Audit Committee. The Audit Committee will operate pursuant to a charter that will be approved by our Board. The Audit Committee will review our internal accounting and financial controls and the accounting principles and auditing practices and procedures to be employed in preparation and review of our financial statements. The Audit Committee also will supervise the engagement of the independent registered public accounting firm and the scope of the audit to be undertaken by such auditors. The Audit Committee also will review and, as it deems appropriate, recommend to the Board corporate governance policies.

Compensation Committee.  The Compensation Committee of our Board will consist of Messrs. Dimitrios K. Vassilikos and Joseph B. Clancy. Mr. Clancy will serve as the chairman of the Compensation Committee. The Compensation Committee will operate pursuant to a charter that will be approved by our Board. The Compensation Committee will review and, as it deems appropriate, recommend to the Board policies, practices and procedures relating to the compensation of the officers and other managerial employees and the establishment and administration of employee benefit plans. The Compensation Committee will exercise all authority under our employee equity incentive plans and advise and consult with our officers as may be requested regarding managerial personnel policies.

Nominating Committee. Our Board does not have and does not currently intend to establish a Nominating Committee.

Board Leadership Structure

Our Board believes that one of its most important functions is to protect shareholders’ interests through independent oversight of management, including the Chief Executive Officer. However, the Board does not believe that effective management oversight necessarily mandates a particular management structure, such as a separation of the role and identities of the Chairman of the Board and Chief Executive Officer. The Board considers it important to retain flexibility to exercise its judgment as to the most appropriate management structure for Hellenic, based on the particular circumstances facing Hellenic from time to time.

Currently, the positions of Chairman of the Board and Chief Executive Officer are held by separate persons because the Board has determined that this structure aids in the oversight of management and is in the best interests of the Company and its shareholders at this point in time. Joseph B. Clancy currently serves as Chairman of our Board. Mr. Clancy has significant financial and investment experience and is an experienced professional in both private equity and construction and development. Dimitrios K. Vassilikos currently serves as our Chief Executive Officer. Mr. Vassilikos has more than two decades of experience in securities analysis, private equity and portfolio consulting.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of the officers, directors and employees of Hellenic and its subsidiaries. The most current version is available on our website at www.hellenicsolutions.com. If we make any substantive amendments to the code or grant any waiver from a provision of the code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website, as well as via any other means required by NASDAQ rules or applicable law.

Executive Officers

Our executive officers and their ages as of May 18, 2011 were as follows:

Name	Age	Positions	Officer Since
Dimitrios K. Vassilikos	44	Chief Executive Officer	2010
Sofia Douskali	46	Chief Financial Officer	2010

Dimitrios K. Vassilikos’ biographical summary is included under “Corporate Governance — Our Board of Directors.”

Sofia Douskali was appointed as our Chief Financial Officer effective May 3, 2010. Ms. Douskali served as Director of Corporate Finance at a number of securities firms in Greece, including Cyclos Securities S.A. from October 2007 through August 2008, Beta Securities S.A. from October 2008 through March 2010 and Sarros Securities S.A. from March 2010 to the present, in each case assuming responsibility for Company and project valuations, and for preparing companies for listing on the Athens Stock Exchange. Prior thereto, from January through August 2007, Ms. Douskali served as an Executive Board Member and Head of Investments with Gefico Group Ltd. From August 2003 through January 2007, Ms. Douskali was Fund Manager and Treasurer with MTH Investments in Liechtenstein. Ms. Douskali also served as a Portfolio Manager for ASDOM Developers in Greece and as lecturer of Finance at European University, Greek Campus. Ms. Douskali received her Bachelor of Science from New York University in 1986 in Economics and her MBA from Hartford University in 1988. Ms. Douskali is also a Certified International Investment Analyst and Certified Derivatives Consultant.

PROPOSAL NO. 2
REMOVAL OF DIRECTORS

On March 22, 2011, Messrs. Stavros Ch. Mesazos and Konstantinos Moschopoulos were removed from the Board by vote of a majority of the directors pursuant to Article 122.5 of the Company’s Memorandum and Articles of Association, for their perceived contribution to the Company’s current financial difficulties. The Board further ratified the removal of Messrs. Mesazos and Moschopoulos at a meeting of directors held April 29, 2011.

In addition to removal by a majority vote of the Board, the Company desires to formally remove Messrs. Mesazos and Moschopoulos by ordinary resolution of the shareholders pursuant to Article 122.6 of the Company’s Memorandum and Articles of Association. If approved by our shareholders, the removal of Messrs. Mesazos and Moschopoulos will be effective as of April 14, 2011.

Unless authority to do so is withheld, the persons named as proxies will vote “FOR” the removal of Messrs. Stavros Ch. Mesazos and Mr. Konstantinos Moschopoulos from the Board.

Vote Required and Board Recommendation

If a quorum is present and voting, the removal of Messrs. Stavros Ch. Mesazos and Mr. Konstantinos Moschopoulos from the Board requires approval by ordinary resolution passed by a simple majority of the shareholders who attend and vote at the meeting in person or by proxy.

The Board unanimously recommends a vote “FOR” removal of Messrs. Stavros Ch. Mesazos and Mr. Konstantinos Moschopoulos from the Board, effective April 14, 2011. The persons named as proxies will vote “FOR” removal of Messrs. Stavros Ch. Mesazos and Mr. Konstantinos Moschopoulos from the Board, effective April 14, 2011.

CAUTIONARY NOTE

THE COMPANY DOES NOT CURRENTLY HAVE AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010.

As previously disclosed on our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 21, 2011, Mr. Stavros Ch. Mesazos and Mr. Konstantinos Moschopoulos were removed from the Board due to their perceived contribution to the Company’s current financial difficulties. In connection with this change in the composition of the Board, the Company is in the process of reviewing its books and records and analyzing its business and financial condition for fiscal years 2009 and 2010, including conducting an audit of its accounts as well as an audit of the approximately twenty projects that are currently in process. At this time, Mr. Mesazos has possession of certain books and records of the Company’s wholly-owned subsidiary, Temhka, S.A. The Company will be unable to complete the audit of its accounts or its projects in process until it obtains possession of these books and records.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

We paid our Chief Financial Officer, Mr. Rizos Krikis, $4,260 in consulting fees for the year ended December 31, 2010. We did not pay any of our other executive officers or directors any compensation for the year ended December 31, 2010.

Neither our former Director, Executive Chairman and Chief Operating Officer, Stavros Ch. Mesazos, nor our Director and Chief Executive Officer, Dimitrios K. Vassilikos, have received any compensation from us to date. All compensation, in accordance with the employment agreements between each of Mr. Mesazos and Mr. Vassilikos and us, has been accrued until an offering is completed.  As of October 15, 2010, the accrued amounts are €167,000 (or $233,800) for Mr. Mesazos and €150,000 ($210,000) for Mr. Vassilikos.

Ms. Douskali receives a monthly salary of €3,500 ($4,900) plus expenses.

Agreements with Named Executive Officers

Dimitrios K. Vassilikos

We have entered into an employment agreement with Mr. Vassilikos. The agreement provides his amount of salary, establishes standard health benefits, and establishes his eligibility to receive bonuses and stock options. The agreement has an initial term of five years, and will be renewed for successive two year terms thereafter unless terminated by either party upon at least 90 days notice prior to the expiration of such current time period. We are also entitled to terminate the employment agreement upon the occurrence of certain events, including such employee’s death, permanent disability, breach or default of such employee’s representations, warranties, obligations or covenants contained in such agreement, or upon the finding or conviction of such employee of any civil and/or criminal charge involving embezzlement, fraud, misappropriation of funds or moral turpitude. Additionally, we are entitled to terminate the agreement upon the occurrence of certain change of control transactions. Mr. Vassilikos is permitted to terminate the employment agreement 30 days following our receipt of notice of our breach of such agreement, provided such breach has not been cured. In the event we terminate Mr. Vassilikos’s employment in connection with a change in control transaction, or the agreement is terminated by Mr. Vassilikos in connection with our uncured breach of such agreement, Mr. Vassilikos will be entitled to receive a severance payment equal to six months of his then base salary (which severance amount may be offset by any amounts Mr. Vassilikos receives during the six month period from other consulting jobs and/or other employment).

Mr. Vassilikos also agrees that during the term of such employment agreement, and for a period of 36 months after the expiration or termination thereof, he will not directly or indirectly own an interest in or perform services for any business that is in competition with our Company, subject to certain limited exceptions. Similarly, during the term of such employment agreement, and for a period of 30 months thereafter, Mr. Vassilikos agrees that he will not directly or indirectly solicit the business of any client of the Company, or induce or attempt to induce any Company employee, agent, consultant, client or supplier to breach any contract with the Company to which such person is a party.

Mr. Vassilikos’ agreement provides for a base salary of €225,000 (or $315,000) per year, commencing in February, 2010, and the receipt of 300,000 options vesting over three years with a strike price of $1.50 upon establishment of the Company’s stock option plan.  The agreement expires February 17, 2015. All compensation, in accordance with the employment agreements between Mr. Vassilikos and us, has been accrued.

Stavros Ch. Mesazos

We entered into an employment agreement with Mr. Mesazos, our former Chief Operating Officer, which agreement terminated effective April 29, 2011. The agreement provided his amount of salary, established standard health benefits, and established his eligibility to receive bonuses and stock options. We terminated Mr. Mesazos’s employment agreement due to Mr. Mesazos’s breach of his obligations contained in such agreement. The agreement provided that, for a period of 36 months after the termination thereof, Mr. Mesazos will not directly or indirectly own an interest in or perform services for any business that is in competition with our Company, subject to certain limited exceptions. Similarly, for a period of 30 months after the termination date, Mr. Mesazos agrees that he will not directly or indirectly solicit the business of any client of the Company, or induce or attempt to induce any Company employee, agent, consultant, client or supplier to breach any contract with the Company to which such person is a party.

Potential Payments upon Termination of Employment and Change in Control

The following tables set forth the payments and benefits that would be due to Mr. Vassilikos upon the termination of his employment “without cause.” The amounts provided in the tables below assume that each termination was effective as of December 31, 2010 (the last day of our fiscal year). These are merely illustrative of the impact of hypothetical events, based on the terms of arrangements then in effect. The amounts to be payable upon an actual termination of employment can only be determined at the time of such event, based on the facts and circumstances then prevailing.

Assuming that Mr. Vassilikos was terminated “without cause” on December 31, 2010, his payments would have had an estimated value of:

Salary Continuation ($)
Termination Without Cause	$157,500	(1)

(1)
This amount represents Mr. Vassilikos’ monthly base salary for a period of 6 months. Such amount will be payable over a 6-month period on the 10th business day of each month beginning with the first full month following the month in which employment was terminated.

DIRECTOR COMPENSATION

General Description of Director Compensation

We have not paid our directors compensation for serving on our Board. Our Board may in the future decide to award the members of the Board cash or stock based consideration for their services to us, which awards, if granted, shall be in the sole determination of the Board.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Person Transactions for Fiscal 2010

On February 9, 2010, the Company issued 300,000 shares to Dimitrios Vassilikos, the Company’s current Chief Executive Officer and 100,000 shares to Joseph B. Clancy in connection with consulting services.

In February, 2010, prior to our acquisition of Temhka S.A., Access America Fund, LLP, or AAF, converted 175,001 Series A Preference Shares into 194,374 ordinary shares. In addition, we redeemed 450,000 Series A Preference Shares held by AAF for cash in the amount of $1,350,000.

Following our acquisition of Temhka S.A., we sold to AAF in a private offering 1,901,633 ordinary shares and 5-year warrants to purchase up to 1,901,633 ordinary shares at an exercise price of $1.50 per ordinary share for aggregate gross proceeds of $2.85 million.

Related Person Transactions for Fiscal 2011

On March 23, 2011, the Company entered into a Secured Note Purchase Agreement with AAF pursuant to which the Company issued and sold to the Investor a 14.00% Senior Preferred Secured Note, or the Note, in an aggregate principal amount of $925,000.  Under the terms of the Note, an event of default was deemed to occur if the Company failed to timely make a required periodic filing with the SEC.  As the Company failed to file its Annual Report on Form 10-K by the extended due date of April 15, 2011, an event of default currently existed under the terms of the Note, and as a result, on April 18, 2011, AAF provided notice to the Company of its election to convert the principal amount due under the Note into 18,500,000 ordinary shares of the Company, at a price per share of $0.05.  Following the issuance of such shares to AAF, AAF beneficially owned approximately 56.06% of the Company’s ordinary shares.

PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP BY MANAGEMENT

The following table sets forth certain information as of May 18, 2011 with respect to the beneficial ownership of our ordinary shares by (i) each person who, to our knowledge, beneficially owns more than 5% of our ordinary shares; (ii) each of our directors and executive officers; and (iii) all of our executive officers and directors as a group:

Beneficial Owner(1)	Number of Shares Beneficially Owned (#)	Percent (2)
Dimitrios K. Vassilikos (3)	300,000	*
Joseph B. Clancy (4)	130,853	*
Rizos P. Krikis	-	-
Sofia Douskali	-	-

Directors and executive officers as a group (4 persons)	430,853	*

Other 5% or Greater Beneficial Owners
Stavros Ch. Mesazos (5)	12,499,670	30.09%
Haris Mesazos (6)	2,922,000	7.04%
Kostas Mesazos (7)	2,922,000	7.04%
Access America Fund, L.P.(8) 800 Town & County Blvd., Suite 420 Houston, TX 77024	23,285,904	56.06%

*	Less than 1%.

(1)
Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of Ordinary Shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table. Unless otherwise indicated, the address of the beneficial owner is c/o Temhka S.A. at The Mesazos Group of Companies, 5 IHOUS Street, Athens, Greece 11146.

(2)
Beneficial ownership is calculated based on the 41,535,113 ordinary shares outstanding as of May 18, 2011, including 1,901,632 warrants exercisable within 60 days of May 18, 2011. Beneficial ownership is determined in accordance with Rule 13d-3 of the SEC. The number of ordinary shares beneficially owned by a person includes ordinary shares issuable upon conversion of securities and subject to options or warrants held by that person that are currently convertible or exercisable or convertible or exercisable within 60 days of the date hereof.

(3)	Mr. Vassilikos was issued such 300,000 ordinary shares in connection with his service as an advisor to the Company.

(4)	Includes 100,000 ordinary shares issued to such person in connection with his providing advisory services to the Company.

(5)
Stavros Ch. Mesazos was issued 6,655,670 ordinary shares as consideration for his shares in Temhka S.A. in connection with our acquisition of Temhka S.A. Such number of shares also includes 5,844,000 shares owned in the aggregate by Haris Mesazos and Kostas Mesazos, the two sons of Mr. Mesazos. Accordingly, Mr. Mesazos may be deemed to beneficially own such additional 5,844,000 shares. Mr. Mesazos, however, disclaims beneficial ownership of such ordinary shares.

(6)	Haris Mesazos was issued the ordinary shares as consideration for his shares in Temhka S.A. in connection with our acquisition of Temhka S.A.

(7)	Kostas Mesazos was issued the ordinary shares as consideration for his shares in Temhka S.A. in connection with our acquisition of Temhka S.A.

(8)
This figure consists of (i) 982,639 ordinary shares held by AAF, (ii) 1,901,633 ordinary shares purchased by AAF in a private offering following the March 2010 Temhka acquisition, (iii) 1,901,633 ordinary shares issuable upon exercise of a warrant under that private offering, and (iv) 18,500,000 ordinary shares issued upon conversion of a note in March 2011.

TRANSACTION OF OTHER BUSINESS

At the date of this Proxy Statement, the Board knows of no other business that will be conducted at the Special Meeting other than as described in this Proxy Statement.

By order of the Board of Directors, /s/ Joseph B. Clancy
Joseph B. Clancy Chairman of the Board of Directors
June 2, 2011

Whether or not you plan to attend the Special Meeting, please vote your shares by marking, signing and dating the proxy card and return it in the enclosed postage-paid envelope. If you attend the meeting you will, of course, have the right to revoke the proxy and vote your shares in person.